[Letterhead of Fenwick & West LLP]

July 27, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Attention:	John Stickel
Attorney-Advisor

Re:	Tim Hortons Inc.
Amendment No. 1 to Registration Statement on Form S-4
File No. 333-160286

Ladies and Gentlemen:

On behalf of Tim Hortons Inc. (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (Registration No. 333-160286) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on June 29, 2009 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated July 22, 2009. Copies of the Amendment and related exhibits marked to show revisions made in response to your comment letter have been included with the copies of this letter delivered to you via overnight courier.

The numbered paragraphs below correspond to the numbered comments in your comment letter, with the Staff’s comments presented in bold italics. All page number references in our responses refer to page numbers in the proxy statement/prospectus that forms a part of the Amendment. As used in this letter, the terms merger, merger agreement, reorganization, THI USA and New THI have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.	Please include on the cover page the amount of securities being registered. See Item 501(b)(2) of Regulation S-K.

The Company has revised its disclosure on the cover page of the proxy statement/prospectus that forms a part of the Amendment to include the information requested in response to the Staff’s comment.

Securities and Exchange Commission

July 27, 2009

What happens to the THI USA stock options, page 4

2.	Please expand your disclosure to identify and discuss the “limited adjustments” that New THI is permitted to make under the merger agreement as referenced here and on pages 27 and 29.

The Company has revised its disclosure on pages 4, 28 and 30 to expand its disclosure as requested in the Staff’s comment. The Company also advises the Staff that the Company does not expect that it will have reason to make such adjustments given its prior and planned public disclosures regarding the reorganization.

Supplemental Financial Information, page 18

Footnote (6), page 16

3.	Reference is made to the table at the top of page 17 which reconciles EBITDA to your net income. It appears that amounts reflected as “Net Income attributable to THI USA” are in fact “Net Income” for each the periods presented. Please revise the caption accordingly.

The Company has revised the caption referenced in the Staff’s comment to remove the words “attributable to THI U.S.A.” Please see page 17.

Risks Related to the Reorganization, page 20

4.	Consistent with your disclosure on page 11, please add a risk factor to discuss the fact that the merger is expected to have tax implications for shareholders.

The Company has added on page 20 the risk factor requested in the Staff’s comment.

Risks Related to Our Business, page 23

5.	Please expand your disclosure to discuss these risks in greater detail, and include a separate risk factor for each of the bulleted items that are particularly related to or impacted by the reorganization.

The Company has revised its disclosure on pages 20, 23 and 24 in response to the Staff’s comment. In view of the Staff’s comment, the Company believed that expanded disclosure was warranted in the risk factor entitled “The expected benefits of the reorganization may not be realized” because the bulleted items qualified the forward-looking statements regarding expected benefits and other projections related to the reorganization contained in the proxy statement/prospectus. Accordingly, on page 23, the Company has incorporated into said risk factor all the bulleted items noted in the Staff’s comment, except for those already covered by a preceding risk factor (including the risk factor added in response to the preceding comment of the Staff).

Background and Reasons for the Merger, page 25

6.	Please identify the external advisors you reference here and in numerous other places throughout the prospectus.

Securities and Exchange Commission

July 27, 2009

The Company has revised its disclosure on pages 26 and 27 to identify its external advisors, as reflected on such pages, as requested in the Staff’s comment. In addition, the Company removed references to external advisors that had previously appeared on pages 10 and 29 of the Registration Statement for the reasons similar to those discussed in the Company’s next response. Please see pages 10 and 29.

Conditions to Completion of the Merger, page 28

7.	Please expand the disclosure in the last paragraph of this section to clarify what material consents are still required from third parties. Also, please tell us why you believe failure to obtain these consents in unlikely to have a material adverse effect on your ability to complete the merger.

The Company advises the Staff that it has determined that all material consents from third parties have been obtained and, therefore, the related condition to completion of the merger previously set forth on page A-6 is no longer necessary. Accordingly, the Company has removed the condition that previously appeared on page A-6 and deleted the statements referenced in the Staff’s comment. Please see pages 10 and 29.

Material Income Tax Consequences Relating to the Merger, page 33

8.	Please remove the disclaimers throughout this section that the summary is of a “general nature only.”

In response to the Staff’s comment, the Company has revised its disclosure on pages 34, 35 and 38 to clarify its statements.

Description of Share Capital of New THI, page 39

Authorized Share Capital, page 39

9.	We note from page 39 that the share of redeemable Class A preferred, along with the redeemable retractable preference share will be redeemed. Please tell us whether the redemption of such shares will result in any accounting implications. If not, please explain to us the reason(s) why.

The redemption of the Class A preferred share held by the Company, and the redemption of the redeemable retractable preference share held by New THI (both after the merger), will not result in any material accounting implications that would need to be disclosed in the Registration Statement pursuant to Item 4(a)(5) of Form S-4. The Company’s assessment in this regard is based on the following.

The preferred and preference shares of the newly incorporated companies are being used solely to facilitate the merger and subsequent issuance of THI USA common stock called for under the merger agreement. As such, they were issued on the basis of nominal consideration. In connection with the completion of the merger, these preferred and preference shares will be cancelled, in exchange for the return of the nominal consideration, and the only securities that will be registered under the Registration Statement will be the New THI common shares with the associated share purchase rights.

Securities and Exchange Commission

July 27, 2009

There will be no revaluation of THI USA’s assets and liabilities in connection with the reorganization under applicable accounting principles. THI USA’s stockholders will be in the same economic position immediately before and after the merger and reorganization. For accounting purposes, the reorganization is an internal reorganization of entities under common control (i.e., there is no “change in control” under U.S. GAAP) and, as such, there will be no revaluation of THI USA’s assets and liabilities in connection with the reorganization. This determination is based on guidance under Section 805: Business Combinations under the new FASB Codification (previously Appendix D of SFAS 141R, para. D8), which states that the accounting guidance in the Transactions Between Entities Under Common Control Subsections applies to combinations between entities or businesses under common control. As a result, the transfer of assets and related liabilities are recorded at historical cost as denoted in Sub-section 805-50-30-5 (previously para. D9 of Appendix D of SFAS 141R).

Comparison of Rights of Stockholders/Shareholders, page 47

10.	Please remove the statement that the summary is “not complete,” as this should be a complete summary.

In response to the Staff’s comment, the Company has revised its disclosure on page 48 to clarify its statement.

Where you can find more information, page 67

11.	Please remove the first sentence of the fifth full paragraph on page 68, as this statement seems inappropriate given that your proxy statement/prospectus is being filed as a part of the registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on page 69 to clarify its statement.

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

Financial Statements, page 92

Notes to the Consolidated Financial Statements, page 99

Note 4 Asset Impairment and Related Closure Costs, page 111

12.

We note the reference on page 112 to third party independent valuation experts. Please note that there is no requirement to reference third party experts in an Exchange Act Filing, however, as the Form 10-K is incorporated by reference into a Securities Act filing, such reference will require that the named experts have their consent included as an exhibit to the registration statement. Accordingly, please revise your registrant statement to include the appropriate consent from the third party expert as an exhibit to the Form S-4. Refer to Rule 436(b) of Regulation C.

Securities and Exchange Commission

July 27, 2009

The Company has filed the consents requested in the Staff’s comment. Please see Exhibits 23.4, 23.5 and 23.6 filed with the Amendment.

Exhibits, page II-2

13.	Please file the legal and tax opinions for review with the next amendment as we often have comments in connection with these opinions.

The Company has filed the opinions requested in the Staff’s comment. Please see Exhibits 5.1, 8.1 and 8.2 filed with the Amendment. The Company intends to file an unqualified legal opinion to replace Exhibit 5.1 following the execution of the merger agreement and before it requests acceleration of effectiveness of the Registration Statement.

* * * * * * * *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2479 or, in his absence, Daniel J. Winnike at (650) 335-7657.

Sincerely,

/s/ William L. Hughes
William L. Hughes

cc:	Jill E. Aebker, Esq., Associate General Counsel and Secretary, Tim Hortons Inc.
Stephen Sigurdson, Osler, Hoskin & Harcourt LLP
Daniel J. Winnike, Esq., Fenwick & West LLP